Exhibit (a)(5)(D)

KEY TALKING POINTS & FREQUENTLY ASKED QUESTIONS

FOR ENTERPRISE LEADERSHIP

Key Messages & Talking Points:

•	We have entered into a definitive agreement to acquire Portola Pharmaceuticals a commercial-stage biopharmaceutical company based in South San Francisco, California.

•	The acquisition of Portola furthers our strategy to diversify beyond C5 while remaining aligned with our mission of delivering medicines to transform the lives of a broader population of patients living with rare and devastating diseases.

•	Portola’s marketed medicine – Andexxa is the first and only approved Factor Xa inhibitor reversal agent. It has demonstrated transformative clinical value by rapidly reversing the anticoagulant effects of Factor Xa inhibitors rivaroxaban and apixaban in the event of life-threatening or uncontrolled bleeding and has the potential to be the global standard of care for these patients.

•	We believe this opportunity has significant underappreciated commercial opportunity, is a strong fit within our existing hematology and neurology portfolios of transformative medicines and is in strong alignment with portions of our current business, in particular aHUS and NMOSD.

•	We believe we are well positioned to accelerate Portola’s growth by creating a market acceleration strategy leveraging Alexion’s commercial capabilities and market access, as well as, our strong operational foundation.

•	We see strong alignment in our existing critical care infrastructure and Hematology / Neurology expertise. There is also near complete overlap between Alexion’s aHUS & NMOSD critical care call points and ANDEXXA’s targets. We also believe additional Alexion targets could significantly increase potential access.

•	There is significant opportunity for expansion to drive incremental value:

o	With only 3% penetration in the eligible patient population, there is substantial potential to expand the patient base within the current label;

o	the Factor Xa inhibitor market continues to grow each year;

o	Possibility for label/patient type extension;

o	And opportunity for geographic expansion.

•	We believe there is additional opportunity to utilize Alexion’s existing presence in the hospital setting to enhance a growing critical care business.

•	We believe our companies share similar cultures. Portola has worked diligently to relaunch their cultural values around ‘Pride, Purposeful and Pioneering.’ We are excited about the possibility of their purposeful, pride and pioneering spirit and talent contributing to our mission to innovate and serve more patients.

•	Alexion’s acquisition of Portola is subject to the tender of a majority of the outstanding shares of Portola common stock in the tender offer Alexion will commence, approval from relevant regulatory agencies and satisfaction of other customary closing conditions. Pending satisfaction of these conditions, the transaction is expected to close in the third quarter of 2020. Until that time, Alexion and Portola will continue to operate as two separate companies.

•	Our business development team and their many partners across the organization have worked hard to evaluate and plan for this transaction. Integration teams have been established for Alexion and Portola to better understand operational requirements, synergies and to ensure the quality of service provided to patients and colleagues remains consistent.

•	There should be NO engagement with Portola patients, customers or employees as we work to close the acquisition.

Frequently Asked Questions

Q: Are we deviating from our focus on rare disease and our core mission?

A: This acquisition is consistent with our mission to deliver transformative medicines for devasting and rare/orphan diseases and in areas of high unmet patient needs. Of the millions of patients on Factor Xa inhibitors, a small percentage experience a major or life-threatening bleed, representing a high mortality rate. In recognition of this critical, and unmet need, ANDEXXA was granted both orphan and breakthrough therapy designation by the FDA. This proposed acquisition also represents our continued goal to expand into broader populations and is consistent with our growing critical care/ hospital business with atypical HUS.

Q: Can we make this transaction successful in light of some potential disruptions of COVID-19. Will we continue to pursue our priorities?

A: Our broad objectives for Alexion are unchanged as we continue our efforts to expand and diversify our portfolio. We are excited about this opportunity. As we potentially bring Portola operations onboard, we will look for mutual opportunities to enhance our presence in the hospital and create even more opportunity for deeper engagement with our hospital accounts in mutually relevant ways. Following completion of the transaction, integration teams from both Alexion and Portola will work to ensure the level of service and experience for our patients and colleagues remains unchanged.

Q: It appears the Portola launch may not have achieved its intended uptake as quickly as hoped. Can Alexion achieve more?

A: We plan to leverage our established relationships in the critical care setting through our proven experience launching SOLIRIS and ULTOMIRIS. Alexion is, we believe, well positioned to build on the current Andexxa prescriber base and increase penetration based on the broader network we have already established for our existing business. With our demonstrated expertise and commercial excellence, and strong hospital distribution networks, we believe we will be able to drive stronger utilization, increase awareness of institutional protocols and medical society treatment guidelines, and accelerate adoption of Andexxa in hospital accounts.

Q: Does this transaction represent a change in our business strategy?

A: This opportunity is profoundly aligned with our mission to deliver transformative medicines for devasting orphan diseases as our pipeline grows and portfolio evolves. Of the million patients on Factor Xa inhibitors, a small percentage experience a major or life-threatening bleed, representing a high mortality rate. This acquisition is consistent will our mission to deliver transformative medicines for orphan and devasting conditions and in an area of high unmet patient needs. It also represents a step toward our gal to expand and diversify into broader populations.

Q: How many employees does Portola have and where are their locations?

A: Portola has approximately 400 colleagues across the US and Europe. Their corporate headquarters is in South San Francisco, CA and they have additional office locations in Europe (Germany and the Netherlands).

Q: What is the overlap in regions and roles for Alexion and Portola after completion of the transaction? What is their existing footprint?

We see significant opportunity across our existing critical care business in aHUS and NMOSD, with the potential for expansion as our pipeline delivers. For example, in the U.S. 90% of the atypical HUS patients start on therapy in the hospital. Additionally, in the U.S. there is significant overlap in call points creating, what we believe will be a quick path to mobilize commercial excellence to support access for patients as the portfolio grows.

Q:  What does this mean for employees and job continuity?  Will there be a reduction in force for Portola?  When will we know more?

A:  We have engaged cross-functional resources from Alexion to work through integration planning until the transaction closes, and we believe there may be significant opportunity ahead for development and career growth.  We will share more after the transaction closes.

Q: When do we expect the deal to close? When can I expect to hear more?

A; Subject to the tender of a majority of the outstanding shares of Portola common stock in the tender offer and customary closing conditions and receipt of certain regulatory approvals, we expect the deal to close in Q3 2020 and more details will be shared at that time.

Q: Can I reach out to or connect with any Portola employees?

A: Because the deal has not yet closed, we must operate as two separate companies. You should NOT contact Portola employees or their existing customers / patients.

Q: What should I share with external stakeholders?

There should be no stakeholder communications at this point in time as the deal is not closed and we should continue to operate as two separate companies until the transaction closes. Subject to customary closing conditions and receipt of certain regulatory approvals, the transaction is expected to close in the third quarter of 2020. When the deal closes, stakeholder communications guidance will be provided.

Q: Who should I reach out to with any questions or for if I’m contacted by the media?

A: Please reach out to your EC member with any questions. If you or a member of your team are contacted by the media please direct them to Megan Goulart.

Additional Information about the Transaction and Where to Find It

The tender offer for the outstanding common stock of Portola has not been commenced. This communication does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell Portola securities. The solicitation and offer to buy shares of Portola common stock will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, Alexion and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and thereafter, Portola will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors and security holders are urged to read these materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully when they become available since they will contain important information that investors and security holders should consider before making any decision regarding tendering their common stock, including the terms and conditions of the tender offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials will be filed with the SEC, and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Alexion and Portola with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Alexion and its acquisition subsidiary file with the SEC will be made available to all investors and security holders of Portola free of charge from the information agent for the tender offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Portola under the “Investors and Media” section of Portola’s website at www.portola.com.

Cautionary Note Regarding Forward-Looking Statements

To the extent that statements contained in this communication are not descriptions of historical facts, they are forward-looking statements reflecting the current beliefs, certain assumptions and current expectations of management and may be identified by words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements are based on management’s current expectations, beliefs, estimates, projections and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict. As a result, a number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed acquisition of Portola by Alexion may not be completed; the possibility that competing offers or acquisition proposals for Portola will be made; the delay or failure of the tender offer conditions to be satisfied (or waived), including insufficient shares of Portola common stock being tendered in the tender offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the transactions contemplated by the acquisition agreement, Alexion’s or Portola’s business may experience significant disruptions due to transaction-related uncertainty; the effects of disruption from the transactions of Portola’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, manufactures, suppliers, vendors, business partners and distribution channels to patients; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the acquisition agreement to be satisfied (or waived); the anticipated benefits of Portola’s therapy (Andexxa) not being realized (including expansion of the number of patients using the therapy); the phase 4 study regarding Andexxa does not meet its designated endpoints and/or is not deemed safe and effective by the Food and Drug Administration (“FDA”) or other regulatory agencies (and commercial sales are prohibited or limited); future clinical trials of Portola products not proving that the therapies are safe and effective to the level required by regulators; anticipated Andexxa sales targets are not satisfied; Andexxa does not gain acceptance among physicians, payers and patients; potential future competition by other Factor Xa inhibitor reversal agents; decisions of regulatory authorities regarding the adequacy of the research and clinical tests, marketing approval or material limitations on the marketing of Portola products; delays or failure of product candidates or label extension of existing products to obtain regulatory approval; delays or the inability to launch product candidates (including products with label extensions) due to regulatory restrictions; failure to satisfactorily address matters raised by the FDA and other regulatory agencies; the possibility that results of clinical trials are not predictive of safety and efficacy results of products in broader patient populations; the possibility that clinical trials of product candidates could be delayed or terminated prior to completion for a number of reasons; the adequacy of pharmacovigilance and drug safety reporting processes; and a variety of other risks set forth from time to time in Alexion's or Portola’s filings with the SEC, including but not limited to the risks discussed in Alexion's Annual Report on Form 10-K for the year ended December 31, 2019 and in its other filings with the SEC and the risks discussed in Portola’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its other filings with the SEC. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Portola’s and Alexion’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Alexion and Portola disclaim any obligation to update any of these forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.